SIMPSON THACHER & BARTLETT

盛 信 律 師 事 務 所

ICBC TOWER, 35TH FLOOR

3 GARDEN ROAD

HONG KONG

(852) 2514-7600

FACSIMILE (852) 2869-7694

DIRECT DIAL NUMBER +852-2514-7650	E-MAIL ADDRESS clin@stblaw.com

March 6, 2012

VIA EDGAR

Ms. Kate Beukenkamp, Staff Attorney

Ms. Celeste M. Murphy, Legal Branch Chief

Mr. Larry Spirgel, Assistant Director

Ms. Claire DeLabar, Staff Accountant

Mr. Terry French, Accountant Branch Chief

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Focus Media Holding Limited

Amendment No. 3 to Form 20-F for Fiscal Year Ended December 31, 2010

Filed February 13, 2012

File no. 000-51387

Dear Ms. Beukenkamp, Ms. Murphy, Mr. Spirgel, Ms. DeLabar and Mr. French:

We write on behalf of our client, Focus Media Holding Limited, a company organized under the laws of the Cayman Islands (the “Company” or “Focus Media”) with reference to the comment letter, dated February 23, 2012, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the above-referenced annual report on Form 20-F.

The Company and its advisors have been working to address the Staff’s comments. In order to fully address the comments and resolve all outstanding points and due to the significant coordination efforts by the Company while it is in the process of preparing its 2011 accounts, the Company respectfully requests an additional 10 business days to properly and fully respond to the Staff’s comments. The Company undertakes to file the revised Form 20-F along with its responses to the Staff’s comments as soon as practicable and expects to do so no later than during the week of March 19, 2012.

Leiming Chen    Philip M.J. Culhane    Daniel Fertig     Celia Lam    Chris Lin    Sinead O’Shea    Jin Hyuk Park

    Youngjin Sohn    Kathryn King Sudol    Christopher Wong

Resident Partners

SIMPSON THACHER & BARTLETT, HONG KONG IS AN AFFILIATE OF SIMPSON THACHER & BARTLETT LLP WITH OFFICES IN:

NEW YORK BEIJING HOUSTON LOS ANGELES LONDON PALO ALTO SÃO PAULO TOKYO WASHINGTON, D.C.

SIMPSON THACHER & BARTLETT 盛信律師事務所

	- 2 -	March 6, 2012

* * *

If you have any questions, please do not hesitate to contact me at +852-2514-7650, or my colleague Daniel Fertig at +852-2514-7660.

Very truly yours,

/s/ Chris Lin Chris Lin

Enclosures

cc:	Kit Leong Low, Chief Financial Officer

Focus Media Holding Limited